                               SERVICES AGREEMENT

AGREEMENT made as of August 1, 2007 (the "Effective Date"), by and between WisdomTree Asset Management, Inc. (the "WisdomTree") and WisdomTree Trust, a Delaware statutory trust (the "Trust"), on behalf of each series of the Trust (each, a "Fund").

WHEREAS, the Funds desire to retain WisdomTree to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Provision of Services. Subject to direction of the independent trustees ("Independent Trustees") of the Trust, WisdomTree shall arrange for the provision of chief compliance officer ("CCO") services to the Trust. WisdomTree shall assume liability and responsibility for, and shall administer, payments to the CCO, the Independent Trustees and counsel to the Independent Trustees in such amounts as the Independent Trustees direct.

2. Services Fee. Each Fund shall pay an annual fee to WisdomTree of up to 0.0044% of average daily net assets (the "Services Fee"). The Services Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to WisdomTree. Services for periods of less than a month shall be prorated.

3. Duration, Termination and Amendment. The initial term of this Agreement with respect to each Fund is for the period from the Effective Date through July 31, 2008. Thereafter, with respect to each Fund, this Agreement will automatically renew from year to year provided such continuance is specifically approved by a majority of the Independent Trustees. This Agreement may be terminated by the Board of Trustees thirty (30) days prior to the next renewal period. This Agreement shall automatically and immediately terminate with respect to each Fund if (i) the Adviser no longer serves as investment adviser to such Fund, and
(ii) in the event of its "assignment" (as defined in the Investment Company Act of 1940). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.


WISDOMTREE TRUST                         WISDOMTREE ASSET MANAGEMENT, INC.

By:   /s/ Jonathan Steinberg             By:   /s/ Jonathan Steinberg
    ----------------------------               ----------------------------
          Jonathan Steinberg                       Jonathan Steinberg
          President                                Chief Executive Officer



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